Berliner McDonald

A Professional Corporation

Attorneys at Law

5670 Greenwood Plaza Blvd.

Suite 418

Greenwood Village, Colorado 80111-2408

(303) 830-1700

(303) 830-1705 Fax

Steven W. McDonald
smcdonald@berlinermcdonald.com

November 23, 2005

By Facsimile and Federal Express

H. Christopher Owings

Lisa Beth Lentini

David Mittelman

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3561

Washington, DC  20549

Re:                               Sport-Haley, Inc. – SEC Comment Letter dated November 16, 2005

Lady and Gentlemen:

This firm represents Sport-Haley, Inc. (the “Company”).  We have reviewed the Staff’s comments to the annual report on Form 10-K for the fiscal year ended June 30, 2005, filed October 13, 2005, for the Company, as set forth in the Staff’s letter dated November 16, 2005.  This response letter is also being filed electronically on EDGAR as correspondence.

Responses to Staff Comments

We have the following responses to the Staff’s comments in the same numbering sequence as stated in your letter.  Based upon these responses, we do not believe that an amendment of the most recent Form 10-K is warranted.

Facing Page

1.                                       The Company’s review of its files indicate the following: The Company filed a registration statement on Form SB-2, which became effective on or about April 5, 1994, registering 700,000 shares of common stock and 700,000 warrants.  In connection with that initial public offering, the Company applied for listing on The Pacific Stock Exchange, Inc. and the Nasdaq Small Cap Market, which applications were granted.  Also in connection with the initial public offering, the Company filed a Form 8-A to register its common stock and warrants under §12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) on or about March 8, 1994, which became effective concurrently with the 1933 Act registration statement on April 5, 1994.  Had the Company not applied for listing on the Pacific Stock Exchange and registered its shares under §12(b) of the Exchange Act, it would have been required to register under §12(g).  From April 5, 1994 until December 14, 1994, the Company’s common stock was quoted on the Nasdaq Small Cap Market and since December 14, 1994, its common stock has been quoted on the Nasdaq National Market maintained by The Nasdaq Stock Market, Inc.

On or about November 20, 1998, after the Company had completed an additional registration of 1,000,000 shares of common stock in March 1996, an S-3 registration in January 1997 and several S-8 registrations, the Company filed a Form 25 to withdraw its listing on the Pacific Stock Exchange.  At the time the Form 25 was filed, the Company’s common stock was not exempt from registration under §12(g), the Company had total assets well in excess of $10 million and such stock was held of record by more than 300 persons.  Accordingly, pursuant to Rule 12g-2, the Company believes that its common stock was deemed to be registered under §12(g) at the time the withdrawal from listing with The Pacific Stock Exchange, Inc. became effective in November 1998.  Thus, no additional registration on Form 8-A was required in order for the Company to become registered under §12(g) of the Exchange Act.

The Company believes that it should be issued a new file number to indicate that it is deemed to be a §12(g) filer.  We would appreciate your assistance in providing the Company with the new file number.  Undersigned counsel recently discovered certain notes and correspondence indicating that the Company had contacted the SEC staff about this issue beginning in November 1998 and had been advised that a new number (presumably one beginning with “0”) would be issued.  I have enclosed one letter addressed to Robert Long of the SEC in April 1999, which indicates that Sport-Haley understood that the General Counsel’s Office was going to issue a new file number.  However, no such file number was issued.  The Company continued to use the 1-2888 file number that was issued in 1994.  Last spring, in connection with the Company’s settlement negotiations of the SEC civil enforcement action pending against it in the United States District Court for the District of Colorado, the enforcement staff shared with the Company correspondence from the Division of Corporation Finance indicating its belief that the Company should not be using the 1-2888 file number.  Therefore, the Company began using the 1933 Act number assigned to it in conjunction with the initial public offering, 33-74876-D.

Having analyzed this situation further and having located the above-referenced communications with the staff in 1998 and 1999, we believe that this file number is also not correct as it would erroneously indicate that the Company is a §15(d) of the Exchange Act filer.

As of approximately November 1998 when the Company de-listed from the Pacific Stock Exchange, the Company had total assets well over $10 million and holders of record in excess of 300 persons.  See the Company’s Form 10-K for fiscal 1998 that was filed on September 28, 1998 (total assets of over $35 million; record holders estimated to be 78; beneficial holders estimated at approximately 2,500).

In connection with the number of holders of record, since the Company filed its initial public offering and registered its common stock in 1994, a significant majority of its common stock has been held in street name.  Thus, as stated below in response to comment No. 2, the Company’s records indicate that as of September 8, 2005, its 2,770,252 shares of outstanding common stock were held of record by approximately 66 record holders, while approximately 2,443,827 shares of the total (88.2%) is held in street name at Cede & Co., as nominee for the Depository Trust Company.  However, based upon the number of proxy statements requested by Cede & Co. for distribution to the beneficial shareholders in May 2005, the Company reasonably believes that there are a total of at least 900 beneficial shareholders.  Thus, the Company has reasonable information which indicates that its common stock is beneficially owned by approximately 900 shareholders, even though the strict holders of record would consist of approximately 66 persons and entities.  Under the circumstances, the Company has used a determination of “holders of record” that militates toward the obligation to register under §12(g) rather than interpret “holders of record” strictly in an attempt to avoid such registration requirement.

The Company has operated under the assumption that its common stock was registered under §12(g) since November 1998.  Since the Company proposes to continue filing reports consistent with being a §12(g) filer, until such time as it no longer meets the §12(g) requirements, we would ask that the Commission acknowledge that Sport-Haley, Inc. is in fact deemed to be a §12(g) filer pursuant to Rule 12g-2.

Our review of the facts related to the above comment has been somewhat hampered by the absence or unavailability of Company personnel and prior counsel who may have knowledge of these events. However, as noted, undersigned counsel recently located certain notes and correspondence at or about the time of the Company’s withdrawal from the Pacific Stock Exchange which indicated that the SEC had been contacted in 1998 and 1999 and that the General Counsel’s office was to provide the Company with a new number for reporting under §12(g) rather than §12(b).  The correspondence to the Office of General Counsel also indicated the Company’s position, in November 1998, that pursuant to Rule 12g-2, the Company’s common stock is deemed registered under §12(g)(1).

In summary, the Company believes that its common stock is registered pursuant to §12(g) and therefore, it correctly noted this on the face page of its most recent Form 10-K.

Market for Registrant’s Common Equity and Related Shareholder Matters, page 11

2.                                       The disclosure in the most recent 10-K that the Company estimated that “there were approximately 900 holders of record” of its common stock is in error.  The disclosure should state that there are approximately 900 shareholders.  This error was inadvertent.  From the context in which the statement was made, which indicates that the “vast majority of our shares are held in ‘street name,’ we believe that a shareholder would interpret this disclosure nevertheless to refer to shareholders and not holders of record.

Regulation S-K, Item 201(b)(1) states:  “Set forth the approximate number of holders of each class of common equity of the registrant as of the latest practicable date.”  The regulation requests the number of “holders,” and does not specifically request the number of “holders of record,” as defined in Rule 12g5-1.  Instruction No. 3 to Item 201 provides: “The computation of the approximate number of holders of registrant’s common equity may be based upon the number of record holders or also may include individual participants in security position listings. See Rule 17Ad-8 under the Exchange Act. The method of computation that is chosen shall be indicated.”  The referenced Rule 17Ad-8 states in paragraph (a): “ (a) For purposes of this section, the term securities position listing means, with respect to the securities of any issuer held by a registered clearing agency in the name of the clearing agency or its nominee, a list of those participants in the clearing agency on whose behalf the clearing agency holds the issuer’s securities and of the participants’ respective positions in such securities as of a specified date.”

In the 10-K for the fiscal year ended June 30, 2004, the Company reported that “[a]s of March 31, 2004, Sport-Haley’s common stock was held by approximately 900 shareholders.”  The Company intended to refer to shareholders and believes that this estimate was accurate.

The 10-K for the fiscal year ended June 30, 2003 similarly disclosed that “[a]s of February 13, 2003, Sport-Haley’s common stock was held by approximately 900 shareholders.”  The Company intended this to mean 900 shareholders and not holders of record.

The 10-K for the fiscal year ended June 30, 2002 similarly stated that “[a]s of January 21, 2002, Sport-Haley’s common stock was held by approximately 1,000 shareholders.”  Again, the Company confirms that this was estimated shareholders and not holders of record.

In the 10-K for the fiscal year ended June 30, 2001, the Company disclosed that “[a]s of May 18, 2001, Sport-Haley’s common stock was held by approximately 930 shareholders.”  Again, this was intended to mean shareholders and not holders of record.

The Company’s records show the following number of holders of record of its common stock for the following fiscal years:

Fiscal Year	Number of Approximate Record Holders

2005	66
2004	68
2003	63
2002	62
2001	64

While in future filings the Company will more clearly indicate whether it is disclosing holders of record or approximate number of common shareholders (as indicated in securities position listings), or both, the Company believes that the inadvertent error in the most recent 10-K is not material and does not warrant the expense of filing an amended 10-K.

Company Acknowledgments

Pursuant to your request, the Company has authorized me to state on its behalf its acknowledgment that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions or comments.

Very truly yours,

BERLINER MCDONALD P.C.

/s/ Steven W. McDonald

Steven W. McDonald

SWM:tdt

Enclosures

cc:	Donald W. Jewell
Patrick W. Hurley
Bill Evert, Hein & Associates LLP

[Berliner Zisser Walter & Gallegos, P.C. logo]

Attorneys at Law
One Norwest Center
Suite 4700
Denver, Colorado 80203-4547
Phone (303) 830-1700
Fax (303) 830-1705
Robert W. Walter	Email bzwg@bzwg.com

April 12, 1999

VIA REGULAR MAIL

Mr. Robert Long

Division of Market Regulation, Mail Stop 10-1

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                               Sport-Haley, Inc.

Dear Mr. Long:

I spoke to you in early January regarding the Application For Withdrawal From Listing of Securities Pursuant to Section 12(d) of The Securities Exchange Act of 1934 on behalf of our client, Sport-Haley, Inc. (the “Company”).  SEC Release No. 34-40949 confirms that “an order has been issued granting the application of Sport-Haley, Inc. to withdraw its Common Stock, No Par Value, from listing and registration on the Pacific Exchange.”  In January, we asked specifically about receiving a new SEC file number for 12(g) reporting rather than 12(b) reporting.  You indicated that the general counsel’s office would provide us the new number.  To date, we have not received a copy of the order granting the application nor have we received the new 12(g) file number.  I would appreciate it if you could track those down and give me a call.  Thank you in advance for your assistance.

Very truly yours,

BERLINER ZISSER WALTER
& GALLEGOS, P.C.

/s/ Robert W. Walter

Robert W. Walter

cc:                                 Sport-Haley, Inc.